February 6, 2019

Ms. Sally Samuel

Mr. Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                       Pacific Global ETF Trust

File Nos. 333-227097 and 811-23376

Dear Ms. Samuel and Mr. Ellington:

On February 5, 2019 (the “Filing Date”), Pacific Global ETF Trust (the “Registrant”) filed pre-effective amendment No. 3 to its an initial registration statement on Form N-1A related to the Pacific Global U.S. Dividend Yield ETF (“USDY”) (File No. 333-227097). On February 6, 2019, you provided verbal comments about the Registrant’s registration statement in a phone conversation with the undersigned.

Please find below a list of those comments and the Registrant’s responses as requested, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.          Comment:  Please replace the last sentence of Section 5 (Compensation) of the Transfer Agent Servicing Agreement, which was filed as Exhibit (G)(4) of the Registrant’s Pre-Effective Amendment No. 3, with: “[t]he Adviser shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid, if any.” Once revised, please file the agreement as an exhibit in an POS EX filing made via EDGAR.

Response:  The Registrant has revised the Transfer Agent Servicing Agreement as requested and will file the agreement as an exhibit in a POS EX filing promptly after the SEC declares the Registration Statement effective.

2.          Comment:  Please confirm for purposes of the Statement of Additional Information and signature page the title Joshua B. Schwab, noting that Section 6(a) of the Securities Act of 1933 in relevant part requires that the registration statement be signed by the Registrant’s principal financial officer, comptroller or principal accounting officer.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

Ms. Sally Samuel and

Mr. Kenneth Ellington

February 6, 2019

Response:  Joshua B. Schwab is the Registrant’s Treasurer and Principal Financial Officer and has such titles. He does not have the title of Comptroller of the Registrant; however, we believe that the roles and functions of a comptroller clearly are subsumed under Mr. Schwab’s. titles of “Treasurer” and “Principal Financial Officer.”

Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

cc:         J.G. Lallande

Pacific Global Asset Management